Exhibit 99.1

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

	PRUDENTIAL PLC’S STRONG MIX OF BUSINESSES AROUND THE WORLD POSITIONS US WELL TO BENEFIT FROM THE GROWTH IN CUSTOMER DEMAND FOR ASSET ACCUMULATION AND INCOME IN RETIREMENT. OUR INTERNATIONAL REACH AND DIVERSITY OF EARNINGS BY GEOGRAPHIC REGION AND PRODUCT WILL CONTINUE TO GIVE US A SIGNIFICANT ADVANTAGE.

	OUR COMMITMENT TO THE SHAREHOLDERS WHO OWN PRUDENTIAL IS TO MAXIMISE THE VALUE OVER TIME OF THEIR INVESTMENT. WE DO THIS BY INVESTING FOR THE LONG TERM TO DEVELOP AND BRING OUT THE BEST IN OUR PEOPLE AND OUR BUSINESSES TO PRODUCE SUPERIOR PRODUCTS AND SERVICES, AND HENCE SUPERIOR FINANCIAL RETURNS. OUR AIM IS TO DELIVER TOP QUARTILE PERFORMANCE AMONG OUR INTERNATIONAL PEER GROUP IN TERMS OF TOTAL SHAREHOLDER RETURNS.

	AT PRUDENTIAL OUR AIM IS LASTING RELATIONSHIPS WITH OUR CUSTOMERS AND POLICYHOLDERS, THROUGH PRODUCTS AND SERVICES THAT OFFER VALUE FOR MONEY AND SECURITY. WE ALSO SEEK TO ENHANCE OUR COMPANY’S REPUTATION, BUILT OVER 150 YEARS, FOR INTEGRITY AND FOR ACTING RESPONSIBLY WITHIN SOCIETY.

CONTENTS

1	Group Financial Highlights	27	Achieved Profits Basis –
2	Chairman’s Statement		Operating Profit Before Amortisation of Goodwill
4	Group Chief Executive’s Review		and Exceptional Items
6	Our Brands	28	Insurance and Investment Products
8	Business Review		New Business
12	Financial Review	29	Statutory Basis – Summary Consolidated
16	Corporate Responsibility Review		Profit and Loss Account
20	Board of Directors	30	Statutory Basis –
21	Summary Corporate Governance Report		Operating Profit Before Amortisation
22	Summary Remuneration Report		of Goodwill and Exceptional Items
24	Summary Directors’ Report	30	Analysis of Borrowings
24	Summary Financial Statement	31	Statutory Basis –
25	Independent Auditors’ Statements		Summary Consolidated Balance Sheet
26	Achieved Profits Basis –	32	Basis of Financial Reporting
	Summary Results and Balance Sheet	32	How to Contact Us
		IBC	Shareholder Information

This Annual Review and Summary Financial Statement is only a summary of the Group’s 2003 Annual Report.

Any shareholder can obtain a copy of the Annual Report by contacting Lloyds TSB Registrars. The Annual Report can also be viewed in full on our Group website at www.prudential.co.uk

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GROUP FINANCIAL HIGHLIGHTS

†Operating profit and operating earnings per share exclude amortisation of goodwill and exceptional items. This basis of presentation has been adopted consistently throughout this Annual Review and Summary Financial Statement.

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	01

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CHAIRMAN’S STATEMENT

2003 was not an easy year for the life insurance industry but I believe Prudential ended the year in a strong position and is well placed to take advantage of the upturn in world markets. Many people still think of us as a UK business, but the reality is that we are a major international financial services group with strong businesses also in Asia and the United States. This geographic diversification has grown significantly over recent years and is reflected in the percentage of total sales generated by our overseas operations, which increased from 40 per cent in 1998 to over 70 per cent in 2003.

The challenging market conditions of 2003, particularly in the first half, affected the financial results we announced in February. While total insurance and investment sales of £31.5 billion increased by 11 per cent at constant exchange rates, our new business achieved profits of £605 million decreased by 18 per cent and our modified statutory basis operating profits decreased 17 per cent to £357 million.

At our interim results last year in July, we said that we had reviewed our dividend policy to ensure that this reflected both our operating cash flows as well as our strategy of investing in the business for long-term growth. Accordingly, the Board has decided to pay a total dividend for the year of 16 pence per share. We recognise that the dividend payment is very important to many shareholders, large and small alike, and the reduction from last year will be unwelcome. But we believe that the new level is one from which it will be possible to grow the dividend in the future. The level of growth will be determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long-term.

As markets around the world recover, a key issue to be addressed is the need to restore consumer confidence in financial services at a time when saving for long-term security has never been more important. At Prudential, we are very aware of our responsibility to our customers: they have placed their trust in us and we believe that more can be done to help prospective and existing customers understand the nature of the financial decisions they are taking. Our interest in informed and satisfied customers goes beyond our immediate commercial interest. In many of the countries in which we operate, there is a recognition that the financial services industry should work in partnership with government, regulators and consumer groups to raise the basic level of financial skills.

Prudential regards financial education as an important objective in each of the geographic regions in which we operate, as well as forming a core part of our wider Group Corporate Responsibility programme. We run several initiatives to raise the financial literacy of consumers, our customers and our employees. Within the UK, our ‘Plan for Life Learning’ programme has been established in partnership with charities, research bodies and international organisations to deliver local programmes and encourage responsible policy development. This work runs alongside Prudential UK’s ‘Plan from the Pru’ which was launched in 2002 to encourage people to take more control of their financial health by providing them with a free, simple, step-by-step guide to finances focusing on key life stages. Education is also a part of the core philosophy of our businesses in Asia and the United States. PRUuniversity, for example, has been run by Prudential Corporation Asia since 2001, with the objective of providing high-quality training for its staff, sales agents and business partners. Related to these issues, I was pleased at the end of last year to be asked by the Chief Executive of the Financial Services Authority to serve on a group which is looking at ways to improve financial services capability. Further details of these and other initiatives in which Prudential is involved can be found in the Corporate Responsibility section of this Review.

During 2003, I visited a number of our operations around the world and continue to be struck by the enthusiasm and energy of our staff. I would like to thank them for their professionalism and commitment.

Over the last 12 months, there have been a number of changes to our Board. Mark Tucker resigned as Chief Executive of Prudential Corporation Asia (PCA) with effect from the end of June. Under his leadership, PCA has become the leading European life insurer in the region, and I would like to thank him for his significant contribution to Prudential and to wish him well for the future. In January 2004, Mark Norbom joined us as Chief Executive of PCA.

MAKING
INFORMED CHOICES

02	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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AT PRUDENTIAL, WE ARE VERY AWARE OF OUR RESPONSIBILITY TO OUR CUSTOMERS: THEY HAVE PLACED THEIR TRUST IN US AND WE BELIEVE THAT MORE CAN BE DONE TO HELP PROSPECTIVE AND EXISTING CUSTOMERS UNDERSTAND THE NATURE OF THE FINANCIAL DECISIONS THEY ARE TAKING.

Mark was previously with General Electric where he was President and Chief Executive Officer for GE Japan. He brings a wealth of experience to the role, as well as considerable knowledge of the region having worked in Asia for over 10 years, and I know that he will make a valuable contribution to the future prosperity of the Group.

Sir David Barnes stood down as a non-executive director at our Annual General Meeting in May, having served on the Board for over four years. Ann Burdus retired as a non-executive director at the end of the year, having served on the Board for seven years. I would like to thank them both for their invaluable contribution and to wish them well for the future. Two new non-executive directors were appointed during the year: Kathleen O’Donovan joined us in May; and Bridget Macaskill rejoined us in September having previously been a non-executive director at Prudential for almost two years until March 2001. We were delighted to welcome both of them to the Board.

Since this time last year, the Combined Code for listed companies has been amended to take account of proposals arising from the Report by Sir Derek Higgs on the role and effectiveness of non-executive directors. We support the changes and believe that they represent a fair attempt to capture good governance practice. It is important to remember that the Code is a Code of Good Practice, subject to the principle of ‘comply or explain’; and that ‘best practice’ must depend on the specific circumstances of individual companies. Shareholders still need to look at individual cases and exercise judgement. M&G, our investment management business, is one of the largest investors in UK-listed companies and will continue to exercise such judgement.

Looking ahead, our Asian and US businesses are particularly well positioned for growth in their respective markets. And in the UK, although we are cautious about the operating environment in the short term, we believe that there are significant opportunities in the longer-term. The balance and diversity of the Group puts us in a strong position to generate attractive returns for shareholders.

SIR DAVID CLEMENTI
CHAIRMAN

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	03

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GROUP CHIEF EXECUTIVE’S REVIEW

In my review in last year’s Annual Review, I talked about the importance of our international reach and diversity of earnings and the need to manage the business prudently in challenging market conditions to preserve our strong competitive position and growth prospects in each of the markets we operate in around the world.

This was particularly important during 2003 when instability in international markets, volatile bond and equity markets and an uncertain economic outlook all had a negative impact on consumer confidence for much of the year. Against this background, we maintained our clear focus on investing for value and allocated capital to those areas of our business generating higher returns. Specifically, we continued to grow our Asian operations; increased Jackson National Life’s market share in core product areas on a self-financing basis; and grew our shareholder-backed businesses in the UK.

There were some increasingly positive trends in the third and fourth quarters as markets began to stabilise and sales started to recover, and we ended the year in good shape. We have one of the strongest UK life funds in the industry, our capital position is strong and we are well placed to manage the business for growth.

GROUP RESULTS
Total Group insurance and investment sales of £31.5 billion were up 11 per cent on 2002 at constant exchange rates (CER). On an annual premium equivalent (APE) basis, insurance sales for the year were down 12 per cent at CER to £1.6 billion but sales in the fourth quarter increased by nine per cent on the third quarter. Total Group insurance and investment funds under management as at 31 December 2003 were £168 billion compared with £150 billion at the end of 2002 at CER.

New business achieved profits of £605 million decreased by 18 per cent at CER, reflecting lower sales volumes in the UK and the US, and total achieved basis operating profits of £794 million were down 27 per cent at CER. Modified statutory basis (MSB) operating profits decreased 17 per cent to £357 million at CER, principally due to lower annual and terminal bonus rates in the UK in 2003 which affected the shareholder transfer from the long-term fund.

In these difficult markets, our continued focus on value and in particular higher margin business enabled us to report a Group new business margin of 38 per cent, a level that we have broadly maintained over the last five years.

POSITIONING THE BUSINESS FOR GROWTH
Prudential Corporation Asia (PCA) maintained its strong record of growth, reporting an increase of 16 per cent in APE sales and one per cent in new business achieved profits at CER. PCA has well-established life insurance and fast-growing mutual fund operations across the region and we estimate that it ended 2003 with top-five market shares in eight of its 12 life insurance markets, two of its seven mutual fund markets and for Hong Kong’s Mandatory Provident Fund. Gross investment in the business in 2003 was just under £150 million and we plan to maintain this level of investment both this year and in 2005. However, based on current business plans and as more of our individual businesses in Asia become net generators of cash after financing their own development, we expect PCA to become a net capital contributor to the Group in 2006. Asia is one of the fastest-growing regions for savings in the world and PCA remains focused on delivering long-term, profitable and sustainable growth.

With approximately 70 per cent of the world’s retirement assets, the US is a key market for us. In Jackson National Life (JNL), we have one of the few life insurers to have a significant market position across the range of fixed, variable and equity-linked products and when combined with its broad distribution mix, this allows JNL to operate successfully across the economic cycle. Despite equity market volatility and the low interest rate environment during the year, JNL delivered strong results in 2003 with MSB operating profits up 15 per cent at CER. It remained focused on delivering value from retail markets while actively managing capital. Retail sales of £3.6 billion represented JNL’s second best year and over 90 per cent of JNL’s sales during the year came from products launched since the beginning of 2002, demonstrating its strength in product design and execution. Over recent years, JNL has developed into one of the leading life insurance companies in the fragmented US market and with its low cost base,

WE ENDED 2003 IN A STRONG POSITION AND OUR INTERNATIONAL DIVERSIFICATION, FINANCIAL STRENGTH, AND BROAD RANGE OF PRODUCTS AND DISTRIBUTION CHANNELS MEAN WE ARE WELL PLACED FOR FUTURE GROWTH.

04	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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UNDERSTANDING
OUR MARKETS

flexible and innovative product range and broad distribution mix, JNL is well positioned to benefit from the upturn in the US savings market.

The UK remains the toughest market in which we operate. Uncertain equity markets, low interest rates and the continuing government and regulatory reviews on the future of the industry have caused consumer appetite for long-term savings to remain weak.

Against this background, Prudential UK has maintained its financial strength and focused on higher margin products where it has competitive advantage. It has also grown market share in key product areas, developed innovative new products, strengthened and diversified its distribution capabilities and maintained its focus on cost management. In 2003, the long-term fund earned a return of 16.5 per cent and over the last 10 years it has generated a compound annual return of 8.6 per cent, reflecting the benefits of our diversified investment policy. The fund remains well capitalised and is one of the strongest in the UK. The free asset ratio at the end of 2003 was approximately 10.5 per cent without taking account of future profits or implicit items. Although we remain relatively cautious for the UK in the first half of 2004, we believe that the long-term demographics are attractive and that as consumers increasingly look to financially strong and trusted brands when making their investment decisions, Prudential UK is well placed for growth.

M&G maintained its good track record of profitable growth and investment performance, increasing its underlying profit by 43 per cent and total funds under management by 12 per cent. This strong result reflects M&G’s focus on effective cost control and the strength of its diversified product range in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

Egg continued to make excellent progress in the UK. It more than doubled its operating profit to £73 million, increased its customer base to almost 3.2 million and it now has a market share of almost six per cent of UK credit card balances. In France, Egg has 130,000 customers with 66,000 credit cards in issue. Egg France reported an operating loss for the year of £89 million and Group pre-tax losses were £34 million compared with £20 million in 2002.

MAXIMISING OUR STRENGTHS
The influence of changing demographic trends is having a huge impact on our business. Saving for retirement and the management of capital in retirement have become growing issues in many of our markets, fuelled in the West by increasing longevity and ageing populations and in the emerging markets by increased urbanisation, market liberalisation, improving education standards, and a rapidly growing middle class that wants to save more of their income. Prudential is in a particularly strong position to take advantage of these demographic changes, given our international diversification and financial strength.

As a major international financial services group, one of our key strengths is our ability to maximise the synergies that exist across the Group for the benefit of our customers. Each of our business units around the world is focused increasingly on sharing ideas and expertise in areas such as customer service, product innovation, distribution and sales, and systems development. For example, the opening of our customer service centre in Mumbai was an initiative on which Prudential UK worked closely with PCA who already had considerable experience of the Indian market; PCA used JNL’s product and systems expertise to help launch a new variable annuity product in Japan and Korea; and the launch of the Flexible Investment Plan in the UK was based on the concept behind JNL’s Perspective II variable annuity which allows customers to tailor individual product features and benefits to their specific investment needs. As we continue to grow internationally, this ability to maximise the synergies that exist across our businesses is essential as we look to gain competitive advantage in our markets and grow the value of the Group.

OUTLOOK
2003 was a tough year for the life insurance industry but we ended it in a strong position and our international diversification, financial strength, and broad range of products and distribution channels mean we are well placed for future growth.

JONATHAN BLOOMER
GROUP CHIEF EXECUTIVE

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	05

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POWERFUL BRANDS
HELPING CUSTOMERS MEET THEIR SAVINGS NEEDS
OVER 16 MILLION CUSTOMERS WORLDWIDE
£168 BILLION OF FUNDS UNDER MANAGEMENT

WHAT WE DO		Prudential is a leading life and pensions provider to	M&G is Prudential’s UK and European fund manager,
		around seven million customers in the United	with £111 billion of funds under management and
		Kingdom	over 850,000 unit holder accounts

OPERATIONS	Products		M&G offers a range of over 40 funds and invests in
AND PRODUCTS	•	Annuities	a wide range of assets including UK and international
	•	Corporate Pensions	equities, fixed interest, property and private equity
	•	With-profits Bonds
	•	Savings and Investment	Retail products
	•	Protection	• Open Ended Investment Companies (OEICs)
• Unit Trusts
	Distribution Channels		• Investment Trusts
	•	Direct to customers (telephone, internet and mail)	• Individual Savings Accounts (ISAs)
	•	Independent Financial Advisers	• Personal Equity Plans (PEPs)
	•	Business to Business (consulting actuaries and
		benefit advisers)	Institutional Business
	•	Partnerships (affinities and banks)	• Segregated fixed interest, pooled pension funds,
structured and private finance

ACHIEVEMENTS		IN 2003, THE LONG-TERM WITH-PROFITS FUND	UNDERLYING PROFIT INCREASED BY
		EARNED A RETURN OF	43 PER CENT
		16.5 PER CENT	IN 2003 TO £70 MILLION

06	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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THAT DELIVER
DIVERSITY OF EARNINGS BY GEOGRAPHIC REGION
MULTI-CHANNEL DISTRIBUTION
22,500 EMPLOYEES WORLDWIDE

Egg plc is an innovative financial services company, providing a range of banking and financial services products through its internet site, www.egg.com	Jackson National Life (JNL) is a leading life insurance company in the United States and has more than 1.5 million policies and contracts in force	Prudential Corporation Asia (PCA) is the leading European life insurer in Asia with 23 life and fund management operations across 12 countries. Across the region, PCA has 11 operations with a top-five market share

Products	• Offers fixed, equity-indexed and variable	• A comprehensive range of savings, protection
• Banking	annuities, term and permanent life insurance	and investment products tailored to the needs
• Insurance	and institutional products	of each local market
• Investments
	• Markets products in 50 states and the District	• Pioneered a unit-linked product in Malaysia,
Customers	of Columbia (in the State of New York through	Indonesia, the Philippines, Singapore and Taiwan
• Over three million customers and a market	Jackson National Life Insurance Company
share of nearly six per cent of UK credit	of New York) through independent broker-	• A network of over 110,000 agents serving more
card balances	dealers, independent agents, banks, regional	than five million customers around the region
broker-dealers and the registered investment
	advisor channel	• A total of 29 bancassurance agreements in
11 countries
• JNL’s investment portfolio manager, PPM
America Inc., manages around US$68 billion
of assets

IN 2003, UK PROFITS MORE THAN	IN 2003, RECORD VARIABLE ANNUITY	ANNUAL PREMIUM EQUIVALENT
DOUBLED TO	SALES OF	SALES OF
£73 MILLION	£1.9 BILLION	£555 MILLION
UP 16 PER CENT ON 2002 (AT CONSTANT
EXCHANGE RATES)

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	07

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BUSINESS REVIEW

KNOWING WHERE THE GROWTH
MARKETS ARE

ASIA
Prudential Corporation Asia (PCA) is the leading European life insurer in Asia with 23 life and fund management operations across 12 countries. PCA continued to strengthen its position as a leader in both the life insurance and mutual fund markets across the region. Based on preliminary estimates, PCA believes that it ended 2003 with top-five market shares in eight Asian life insurance markets, two mutual fund markets and Hong Kong’s Mandatory Provident Fund market.

In 2003, PCA delivered a strong set of results with annual premium equivalent (APE) sales of £555 million, up 16 per cent at constant exchange rates (CER) compared with 2002 and new business achieved profit (NBAP) up one per cent to £291 million at CER. PCA’s modified statutory basis (MSB) profits (before development costs and PCA head office costs) were £98 million, compared with £88 million in 2002.

PCA’s primary business is the manufacture and distribution of life insurance and medium to long-term savings products through agency and third party distribution channels. While agency continues to be the principal distribution channel, PCA has also successfully diversified distribution to include a number of alternative channels including brokers, banks

ASIA
HAS MANY OF THE
FASTEST-GROWING
ECONOMIES IN THE WORLD

and direct marketing. Bancassurance has continued to provide a material source of new business. Across the region, PCA now has a total of 29 bancassurance agreements in 11 countries and these generated 13 per cent of APE sales in 2003. APE from all alternative distribution channels grew by 14 per cent in 2003 and represented 22 per cent of regional APE sales.

PCA’s retail fund management operations continue to build scale with year-end funds under management of £6.6 billion up 26 per cent compared with 2002, driven principally by strong fund inflows in its existing market-leading operations in India and Taiwan and also by good results in its newer operations in Malaysia.

PCA launched its new Beijing life insurance joint venture with its partner CITIC in August. This will enable it to build on its already successful business in Guangzhou, where it has a 14 per cent market share of new business.

Prudential remains exceptionally well positioned to benefit from Asia’s outstanding long-term growth prospects. PCA has a strong track record of successful delivery and a robust business model firmly focused on building businesses in markets and sectors that combine scale opportunities with secure long-term profitability and very attractive returns on capital.

SIGNIFICANT OPPORTUNITIES
IN ASIA DUE TO STRONG
SAVINGS
CULTURE

08	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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UNITED STATES
Over recent years, Jackson National Life (JNL) has successfully grown from a narrow-product, single-channel life insurance company to a multi-product, multi-channel financial services company. Today, JNL offers fixed, equity-indexed and variable annuities, term and permanent life insurance and institutional products, through a number of channels. These include independent broker-dealers, independent agents, banks, regional broker-dealers and the registered investment advisor channel.

During 2003, JNL continued to focus on retail markets consistent with its stated goal of operating on a self-financing basis. Retail sales of £3.6 billion represented its second best year, only 10 per cent lower at CER than the record sales JNL delivered in 2002. This was driven by record sales of variable annuities, which at £1.9 billion were up 55 per cent on 2002 at CER. Total sales for the year were down 23 per cent on 2002 at CER to £4.1 billion due to the lower retail sales together with a reduction in sales of institutional products. Lower institutional sales reflected JNL’s focus on retail markets, and the active management of its capital position during the year. In 2003, 93 per cent of JNL’s sales came from products launched since the beginning of 2002, demonstrating its strength in product design and execution.

NBAP fell 31 per cent at CER reflecting lower APE sales (down 24 per cent) and a lower margin (from 39 per cent in 2002 to 35 per cent in 2003). The MSB operating result of £162 million for US operations was 15 per cent ahead of 2002 at CER.

Distribution in the US is highly fragmented, and JNL’s strategy is to focus on the most profitable channels. JNL has positioned itself with a large base of intermediaries who provide comprehensive financial advice. JNL provides a valuable service offering to its intermediaries to help them increase their productivity in meeting increasingly complex customer needs.

In March 2003, JNL entered the registered investment advisor channel with the launch of Curian Capital LLC, which provides innovative fee-based separately managed accounts and investment products to advisors through a state-of-the-art technology platform. At the year-end, retail funds under management had grown to £148 million (US$266 million), more than five times the funds under management at the half-year.

In the testing market conditions of recent years, JNL has focused on its core strengths: strong administrative capabilities; a low cost base; flexible and innovative product range; and its broad relationship-driven distribution model. In addition, it has actively and successfully managed its capital position and is well placed as markets in the US continue to recover.

70%
OF THE WORLD’S
RETIREMENT ASSETS
ARE IN THE UNITED STATES

40
MILLION
BABY BOOMER HOUSEHOLDS IN AMERICA WILL MOVE INTO RETIREMENT IN THE NEXT 20 YEARS

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	09

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BUSINESS REVIEW CONTINUED

APPROXIMATELY
30%
OF THE UK POPULATION
IS FORECAST TO BE AGED
60 AND OVER BY 2030

UNITED KINGDOM AND EUROPE
UK and Europe Insurance Operations
In 2003, Prudential UK continued to focus on long-term value creation for shareholders rather than short-term sales growth. It remains focused on high margin products where it has competitive advantage as a result of its scale, brand recognition, financial strength, diversified distribution and low cost base.

Total APE sales in 2003 were £616 million, 21 per cent lower than 2002. This was largely due to the contraction of the with-profits bond market, which according to the Association of British Insurers (ABI) recorded 65 per cent lower sales in 2003 compared with 2002. Prudential leads IFA distribution of with-profit bonds and grew its market share of the independent financial adviser (IFA) market from 25 per cent in the fourth quarter of 2002 to 51 per cent in the fourth quarter of 2003 (source: ABI). NBAP of £166 million was 29 per cent lower than 2002, reflecting lower new business sales and reduced new business margins.

Prudential UK continues to be a market leader in its other chosen product segments including corporate pensions and bulk and individual annuities. In 2003, it had a 48 per cent market share of the group additional voluntary contribution market and a 23 per cent share of the individual annuity market (source: ABI, annuity market share excluding income drawdown and purchased life annuities). It also continues to develop and launch innovative new products, with products launched since the beginning of 2000 accounting for 37 per cent of APE sales in 2003 (excluding DWP rebates). This included developments across all product ranges including the Flexible Lifetime Annuity, the International With-Profit Bond, the Prospect Bond and the Flexible Investment Plan.

‘The Plan from the Pru’ campaign was launched in September 2002, and provides customers with a financial plan to guide them through key financial stages of their lives. It was actively promoted in the press and on television and radio throughout 2003 and contributed to an increased awareness of the Prudential brand during the year.

In 2003, Prudential’s long-term with-profits fund earned an investment return of 16.5 per cent compared with a return of negative 8.1 per cent in 2002. Over the last 10 years, the long-term fund has consistently generated positive returns for investors, demonstrating the benefits of Prudential’s diversified investment policy.

In November 2001, Prudential UK announced a review of operations with a target of reducing annual costs by £175 million to be achieved by the end of 2004. Following the first phase of this work in July 2002 the target was increased to £200 million. This has been achieved in full, 12 months ahead of schedule.

Prudential UK opened a customer service centre in India in May 2003. The centre, which at the end of December employed over 800 people and has handled over 500,000 calls since launch, will be fully operational later this year and is part of Prudential UK’s commitment to improving customer service.

M&G
M&G is Prudential’s UK and European fund management business. It has over £111 billion of funds under management, of which £87 billion relates to Prudential’s long-term business funds. M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. As at 31 December 2003,

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M&G was the third largest retail fund manager in the UK in terms of funds under management (source: IMA) and is one of the largest fund managers in the UK.

M&G’s operating profit including performance-related fees was £83 million in 2003, an increase of £12 million on the previous year, and its underlying profit increased 43 per cent to £70 million. This reflects the strengths of M&G’s diversified revenue streams and disciplined cost management. In 2003, M&G continued to develop new external business lines with attractive margins and over 20 per cent of its underlying profits during the year came from businesses that did not exist five years ago.

M&G recorded gross fund inflows of £3.8 billion in 2003, a slight increase on the previous year. External funds under management, which represent nearly a quarter of M&G’s total funds under management, increased significantly during the year, rising 19 per cent to £24.2 billion due to a combination of net fund inflows from both retail and institutional clients and market gains on existing funds.

Gross fund inflows into M&G’s retail products were £1.2 billion in 2003, a six per cent fall on 2002. Net fund inflows for 2003 were £184 million. M&G continued to benefit from its leading position as a fixed income provider and its revised equity investment process has delivered good performance. M&G also maintained its focused expansion into Germany, Austria and Italy in 2003 with €101 million of assets at the end of 2003.

In its institutional business, M&G continued to build on its position as a leading innovator in fixed income and private finance. Gross fund inflows were £2.6 billion during the year, a six per cent increase on 2002. Net institutional fund inflows were £1.2 billion.

M&G’s property division, which primarily invests on behalf of the Prudential Assurance Company, also enjoyed a successful year. With over £12.5 billion invested in the property market, Prudential Property Investment Managers is the largest institutional property manager in the UK.

Egg
Egg is an innovative financial services company, providing a range of banking and financial services products through its internet site.

In 2003, operating income increased by 30 per cent to £424 million (2002: £327 million). In the UK, Egg more than doubled its operating profit to £73 million and grew its customer base during 2003 by 635,000 to almost 3.2 million. It continues to grow revenues and unsecured lending balances, while at the same time reducing both unit operating costs and marketing acquisition costs.

In France, Egg ended the year with 130,000 customers and 66,000 credit cards in issue and grew unsecured lending balances to £120 million. Egg France recorded a loss of £89 million in 2003. Egg Group’s pre-tax losses increased to £34 million from £20 million in 2002.

HALF THE UK	WORKFORCE ARE ESTIMATED TO BE UNDER-SAVING FOR THEIR RETIREMENT

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	11

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FINANCIAL REVIEW

SALES AND FUNDS UNDER MANAGEMENT
Prudential continued to benefit from the strength of its international operations with total new insurance business and investment product sales reaching £31.5 billion, an increase of 11 per cent on 2002 at constant exchange rates (CER). At reported exchange rates, total new business inflows were up five per cent.

Total sales of new insurance and investment products from outside the UK represented 74 per cent of the Group total of £31.5 billion, reflecting the international diversification of the Group.

Total insurance sales were down 21 per cent at CER to £9.5 billion, while sales on the annual premium equivalent (APE) basis were down 12 per cent at CER to £1,589 million compared with last year. At reported exchange rates, total insurance sales were down 24 per cent and APE insurance sales were down 16 per cent.

Insurance and investment funds under management at 31 December 2003 totalled £168 billion, compared with £155 billion at the end of 2002 at reported exchange rates (£150 billion at CER).

TOTAL ACHIEVED OPERATING PROFIT
Total achieved operating profit was £794 million, down 27 per cent from 2002 at CER. At reported exchange rates the result was 30 per cent lower.

This result comprised an 18 per cent reduction in new business achieved profit (NBAP) to £605 million at CER and a reduction in the in-force profit, which was down 29 per cent to £351 million at CER. At reported exchange rates, NBAP was down 22 per cent and the in-force profit was down 34 per cent.

NEW BUSINESS ACHIEVED PROFIT
Group NBAP from insurance business of £605 million was 18 per cent below 2002 at CER reflecting lower sales and margins in the UK and the US, partially offset by increased sales in Asia. The average Group NBAP margin fell from 41 per cent in 2002 to 38 per cent. At reported exchange rates, NBAP was down 22 per cent.

UK and Europe Insurance Operations’ NBAP of £166 million was 29 per cent lower than 2002. This reflected a 21 per cent fall in APE sales, revised economic assumptions and an adverse movement in sales mix resulting from reduced levels of higher-margin with-profit bonds being sold. The new business margin moved from 30 per cent in 2002 to 27 per cent in 2003 and reflects the revised economic assumptions and adverse sales mix relative to 2002.

The 31 per cent fall in Jackson National Life’s (JNL) NBAP to £148 million at CER was due to a 24 per cent reduction in APE sales and a reduction in the new business margin from 39 per cent to 35 per cent. The margin reduction reflects the net change in economic assumptions offset by certain targeted revisions to annuity commissions. At reported exchange rates, JNL’s NBAP was down 37 per cent.

In Asia, NBAP of £291 million was up one per cent at CER reflecting a 16 per cent increase in APE sales at CER offset by a reduction in the new business margin from 60 per cent to 52 per cent in 2003. This fall in margin reflects the net impact of changes in product and country mix combined with a revision to a number of operating and economic assumptions.

IN-FORCE ACHIEVED PROFIT
The unwind of the discount (including return on surplus assets over target surplus for JNL) in 2003 was £636 million compared with £659 million in 2002, reflecting reductions in the UK and the US offset by an increase in Asia. In the UK, the decline reflects lower shareholders’ funds at the start of the year, partially offset by the increase in the discount rate. In the US, the fall in the unwind of the discount was primarily due to foreign exchange movements. In Asia, the unwind has increased principally due to the higher opening shareholders’ funds.

UK and European Insurance Operations’ in-force profit of £193 million was down 32 per cent on 2002 (after development and re-engineering charges), principally reflecting lower expected returns from business in-force due to the lower opening embedded value and an increase in negative assumption changes and experience variances. Negative assumption changes of £67 million included the £50 million personal pensions persistency assumption

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charge disclosed at the half-year for poor persistency experience on business sold through the closed direct salesforce channel. In addition, a charge for persistency experience variance of £35 million was recorded.

The US in-force profit increased significantly from £17 million in 2002 to £71 million in 2003. This reflects a £55 million reduction in the negative spread variance to negative £17 million and a lower negative charge for changes in assumptions of £21 million in 2003 compared with negative £54 million in 2002. The change in assumptions in 2003 reflects a revision to unit expense factors. Net losses on bonds, including defaults and impairments, are included within the operating result on a five-year averaged basis with a charge in 2003 of £137 million compared with £133 million in 2002. Actual losses in 2003 of £39 million were a significant improvement over the £289 million recorded in 2002.

PCA’s in-force profit (before development expenses) decreased significantly from £209 million in 2002 to £87 million in 2003 largely due to the positive £101 million of assumption changes included in the 2002 result. This assumption change in 2002 primarily related to Singapore and included £59 million relating to sub-divisions of long-term funds and £42 million due to a revision in the death claims rate assumptions. This compares to assumption changes in 2003 of negative £27 million, primarily reflecting expense assumption changes in Japan following the impact of the strategic review conducted during the year.

NON-INSURANCE OPERATIONS
M&G’s profit including performance-related fees (PRF) was £83 million in 2003, an increase of £12 million on the previous year. This reflected a 43 per cent increase in underlying profit to £70 million and was partly offset by a reduction in the PRF from the £22 million achieved in 2002 to £13 million in 2003.

Egg’s UK banking operations continued their profit growth, generating a £73 million operating profit. Egg’s French business recorded an £89 million loss in 2003. Egg’s pre-tax losses increased to £34 million from £20 million in 2003.

National Planning Holdings and PPM America earned profits of £19 million. Curian Capital LLC (Curian) delivered a loss of £22 million, which reflects losses in its investment phase as funds under management continue to grow. JNL anticipates a similar loss for Curian in 2004. Together these businesses delivered a loss of £3 million.

Other net expenditure decreased by £8 million to £181 million.

ACHIEVED PROFITS – RESULT BEFORE TAX
The result before tax and minority interests was a profit of £838 million compared with a loss of £483 million in 2002. The significant increase in profit principally reflects the movement in short-term fluctuations in investment returns. Total short-term fluctuations in investment return were £682 million, with £531 million relating to the UK and £132 million in the US.

Adverse economic assumption changes of £540 million reflect changes in assumptions for future investment returns, discount rate and related items and included £122 million for the UK, £263 million for the US and £155 million for Asia.

MODIFIED STATUTORY BASIS RESULTS – OPERATING PROFIT
Group operating profit on the modified statutory basis (MSB) of £357 million was £72 million lower than 2002 at CER. At reported exchange rates, operating profit was £92 million lower than 2002.

UK and Europe Insurance Operations’ operating profit in 2003 was £256 million, £116 million below the restated 2002 figure. This included a reduction of £90 million from the PAC with-profit fund due to lower annual and terminal bonus rates announced earlier in the year partially offset by higher funds under management and increased claims. The 2002 result has been restated for a £17 million positive adjustment (2003: £10 million) in respect of the financing element of certain reinsurance contracts.

The US Operations’ result of £162 million was 15 per cent ahead of 2002 at CER. At reported exchange rates, the 2003 result was six per cent ahead of 2002. The increase primarily reflects lower amortisation of deferred acquisition costs (DAC) for variable annuity products, and higher fee and other income, offset by higher market value adjustment payments, higher average bond losses and the loss on Curian.

PCA’s operating profit before development expenses of £27 million was £98 million compared with £88 million in 2002. At CER, operating profit was £17 million up on the prior year. PCA’s three longest established operations in Singapore, Hong Kong and Malaysia saw their combined MSB profit increase by 16 per cent to £91 million. This was offset by expected losses at a number of PCA’s newer operations such as Japan and South Korea as they continued to build scale and fund new business strain.

MODIFIED STATUTORY BASIS RESULTS – PROFIT BEFORE TAX
MSB profit before tax and minority interests was £350 million in 2003, compared with £501 million in 2002. The 2002 result included £355 million relating to the disposal of the UK General Insurance operations. The 2003 result was offset by an improvement in the adjustment for short-term fluctuations in investment returns from a negative adjustment of £205 million in 2002 to a positive adjustment of £91 million in 2003.

Within the improvement in the adjustment for short-term fluctuations, the US result has improved from a loss of £258 million in 2002 to a gain of £93 million in 2003. The short-term fluctuations in Asia principally reflect the five-year averaging impact of an appreciation in bond values.

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FINANCIAL REVIEW CONTINUED

EARNINGS PER SHARE
Earnings per share based on achieved basis operating profit after tax and related minority interests but before amortisation of goodwill, were down 16.4 pence to 26.4 pence. Earnings per share based on MSB operating profit after tax and related minority interests but before amortisation of goodwill, were down 3.8 pence to 12.9 pence.

Basic earnings per share, based on achieved basis profit for the year after minority interests were 24.3 pence compared with a loss of 7.3 pence in 2002. Basic earnings per share, based on MSB profit for the year after minority interests were down 13.1 pence to 10.4 pence.

DIVIDEND PER SHARE
The final dividend per share is 10.7 pence, resulting in a full-year dividend of 16.0 pence, compared with a full-year dividend for 2002 of 26.0 pence.

CASH FLOW
The Group received £586 million in cash remittances from business units in 2003 (2002: £536 million) comprising the shareholders’ statutory life fund transfer of £286 million relating to earlier bonus declarations, together with dividends and interest from subsidiaries of £300 million. The shareholder transfer in 2004 representing 2003’s profits from the PAC with-profits fund, is expected to be approximately £80 million lower than in 2003. Dividends and interest received include £84 million from M&G, £48 million from each of PCA and JNL and £120 million from UK Insurance Operations, including £100 million of special dividends from the PAC shareholders’ funds in respect of profits arising from earlier business disposals. A similar amount will also be distributed from PAC shareholders’ funds in 2004 and 2005. After dividends and interest paid, there was a net inflow of £12 million (2002: £97 million net outflow).

CASH FLOW
	2003	2002
	£m	£m

UK life fund transfer*	286	324

Cash remitted by business units	300	212

Total cash remitted to group	586	536

Interest	(127)	(124)

Dividends	(447)	(509)

Cash remittances after interest and dividends	12	(97)

Tax received	77	59

Equity (scrip dividends and share options)	30	40

Corporate activities	58	543

Cash flow before investment in businesses	177	545

Capital invested in business units:
Asia	(145)	(158)

JNL	–	(321)

Other	(28)	(196)

Increase (decrease) in cash	4	(130)

* In respect of prior year bonus declarations

The Group also received £58 million from corporate activities (2002: £543 million). In 2002, this included cash proceeds arising from the sale of the General Insurance business and exceptional tax receipts. Together with the proceeds of equity issuance and Group relief, this gave rise to a total net surplus of £177 million (2002: £545 million).

During 2003, the Group invested £173 million (2002: £675 million) in its business units, including £145 million in Asia. Prudential expects to invest approximately the same amount in each of 2004 and 2005. Based on current business plans, Prudential expects PCA to be a net capital provider to the Group in 2006. In 2002, JNL received £321 million (2003: nil) to support high volumes of fixed annuity business, additional guaranteed minimum death benefits (GMDB) reserves and to replace capital consumed by bond losses and impairments. However, in 2003 due to significant improvements in the credit cycle, JNL returned to its normal self-funding operating model.

In aggregate this gave rise to an increase in cash of £4 million (2002: reduction of £130 million).

BORROWING
Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential long-term senior debt is rated AA- (negative outlook) and A2 (stable outlook) from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

During 2003, Prudential issued US$1 billion of perpetual subordinated capital with a coupon of 6.5 per cent to optimise its balance sheet structure and financial flexibility. The proceeds of the issue were used to refinance existing senior debt, primarily commercial paper.

FINANCIAL STRENGTH OF INSURANCE OPERATIONS
United Kingdom
A common measure of financial strength in the UK for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis with 2002, the free asset (or Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 10.5 per cent at the end of 2003, compared with 8.4 per cent at 31 December 2002. The valuation has been prepared on a conservative basis in accordance with the current Financial Services Authority (FSA) valuation rules, and without the use of implicit items.

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of more than £6 billion compared with approximately £5 billion at the end of 2002. On a realistic basis, with liabilities recorded on a market consistent basis calculated using the approach set out in the Association of British Insurers (ABI) guidance for reporting at the 2003 year-end the free assets are valued at around £5 billion before a deduction for the risk capital margin. The approach to realistic reporting adopted may change pending confirmation of the FSA regulations and guidelines.

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The investment return on the Prudential main with-profits fund was 16.5 per cent in the year to 31 December 2003 compared with the rise in the FTSE 100 (Total Return) Index of 17.9 per cent over the same period. Over the last 10 years, the with-profits fund has consistently generated positive fund returns with three, five and 10 year compound returns of 1.1 per cent per annum, 4.9 per cent per annum and 8.6 per cent per annum respectively. These returns demonstrate the benefits of the fund’s strategic asset allocation and long-term out-performance.

United States
The capital adequacy position of Jackson National Life remains strong, with a strong risk-based capital ratio more than 3.5 times the NAIC Company Action Level Risk Based Capital. As a core business to the Group, JNL’s financial strength is rated AA by Standard & Poor’s.

Asia
Solvency margins have been maintained at levels at or above local regulatory requirements by the insurance operations in Asia.

INHERITED ESTATE
The long-term fund contains the amount that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the With-Profits Sub-Fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the With-Profits Sub-Fund is called the ‘inherited estate’ and represents the major part of the working capital of Prudential’s long-term fund which enables the Company to support with-profits business by:

•	providing the benefits associated with smoothing and guarantees;

•	providing investment flexibility for the fund’s assets;

•	meeting the regulatory capital requirements, which demonstrate solvency;

•	absorbing the costs of significant events or fundamental changes in its long-term business without affecting bonus and investment policies.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority (FSA) the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

SHAREHOLDERS’ FUNDS
On the achieved profits basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 31 December 2003 were £7.0 billion, a decrease of £153 million from 31 December 2002.

GOING CONCERN
After making appropriate enquiries, the directors consider that the Group has adequate resources to continue its operations for the foreseeable future. They therefore continue to use the going concern basis in preparing the financial statements.

PHILIP BROADLEY
GROUP FINANCE DIRECTOR

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CORPORATE RESPONSIBILITY REVIEW

KEY CHALLENGES
We are an international business. With over half of our employees working outside the UK and 74 per cent of our sales generated abroad, we are acutely aware of the different uncertainties people face around the world and the significant impact that the way in which we choose to respond to a range of key global issues relevant to our business will have on our customers, employees, communities and others. We have identified these key issues as:

•       Changing Demographics and Consumer Choice. Around the world, populations are ageing as people are living longer and birth rates decline. While living longer is good news for many, it creates a fresh set of challenges for societies. Financial service providers have a key role in providing solutions. The challenge is to develop products and services that respond to our customers’ needs today and tomorrow;

•       Consumer Confidence. Consumer confidence in savings has been affected by poorly performing equity markets and expectations of lower nominal investment returns, as well as a range of issues concerning the performance and capital of a number of insurance companies in the UK. Building trust among consumers and giving them the confidence to buy the products they will increasingly need means developing a sustainable business through responsible marketing, quality customer service, education, providing realistic returns and clearing away jargon;

•       Globalisation. As a leading international financial services provider we recognise the complex issues that result from corporations extending their facilities overseas. No international business can ignore the opportunities for growth and efficiencies that a global market presents, but our choices instantly affect people around the world. Socially acceptable business growth, based on internationally accepted standards of conduct, is key to how we operate;

•       Sustainable Development. Our natural resources are not limitless and it is essential that firms manage their environmental impacts efficiently. But sustainable development is about more than reducing the consumption of raw materials and limiting waste emissions. It also means ensuring human rights, treating staff and suppliers fairly and educating consumers.

CORPORATE RESPONSIBILITY MEANS INTEGRITY
We aim to uphold our reputation, built over 150 years, for acting responsibly and with integrity, respecting the laws and regulations, traditions and cultures of the countries within which we operate as well as internationally accepted

INITIATIVES
EDUCATING TOMORROW’S CONSUMERS In the UK we sponsor the Personal Finance Education Group (pfeg) Excellence and Access project which aims to raise the quality and quantity of personal finance education in schools. Through this, 150,000 children have experienced personal finance education with 1,000 teachers participating in 300 secondary schools across 30 per cent of Local Education Authorities in England. Independent evaluation of the project by Brunel University concluded that this was the pupils’ best chance of improving their financial awareness, with more than 80 per cent of the teachers surveyed in the evaluation agreeing that personal finance education had improved in light of the project.

COMMITTED STAFF ARE THE BEST INVESTMENT In 2003 we were accredited as an Investor In People (IIP) for our operations in the UK and in India. IIP is the UK national standard that sets out levels of good practice for the training and development of staff to achieve business goals. We are one of the first companies to receive accreditation for multiple work sites which also includes our offshore office in Mumbai, India.

DIVERSITY All employees and applicants for roles across the Group are given equal opportunity in all aspects of employment. This principle is embedded in policies and management practices. PCA Life Japan sponsored the first Women in Japan Forum under the theme Balancing Work and Lifestyle. The three hour event attracted over 100 working women with very positive feedback.

PRESERVING NATURAL HABITATS The grounds surrounding Jackson National Life’s headquarters in Lansing, Michigan, have been designed to simulate the natural environment. When the building was constructed in 2000, all wetlands around the building were protected and still remain intact. These areas provide habitat for geese, cranes, deer, and other types of wildlife. Although the original site lacked trees and foliage, Jackson National Life has planted approximately 400 new trees around the site to enhance the environment.

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standards of responsible business conduct. Our policies, programmes and management systems support this approach and ensure that we understand and respond to material social, ethical and environmental risks and opportunities. A detailed report on our performance is given in our on-line corporate responsibility report at www.prudential.co.uk/cr and a summary of this is also available in hard copy from our corporate responsibility unit.

The standards we strive to achieve rightly go beyond our legal and regulatory obligations. We see responsible corporate behaviour as essential to maintaining successful relationships with, among others: our customers, who make our business viable; our employees, upon whose talent and commitment we depend; and local communities, from whom we recruit and to whom we market our products and services. We believe this approach is central to maintaining and building trust in our brand and business over the long term.

ACTING RESPONSIBLY IS GOOD FOR BUSINESS
Our focus on corporate responsibility is nothing new, though subject to continuous improvement. It is a philosophy that has shaped our policies and practices throughout our history. In the UK, companies are increasingly expected to report on the social, ethical and environmental issues material to their business and to demonstrate how they are responding to these. We believe that economic factors will remain the fundamental basis of consumer choice in future years. However, we also recognise the growing body of research pointing to the fact that a company's intangible assets – its corporate standards and its social and environmental performance – are becoming increasingly significant differentiators. Consumers will increasingly support those organisations that exhibit and define values around trust, ethics and environmental responsibility.

WHY FOCUS ON FINANCIAL LITERACY?
Financial hardship can affect anyone. Careful forward financial planning is required if the standards of living of individuals are not to be hit by, for example, too much debt or by inadequate provision for longer retirement. Given our expertise in financial planning, we are well positioned to contribute to help consumers, customers and our employees make informed choices that reflect their needs and aspirations. In parallel with our financial literacy work, we seek continuously to improve the clarity of the information we provide about our products and services in order that they are clear and easily understood.

ACTING RESPONSIBLY BUILDS TRUST	CLEARING AWAY THE JARGON

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CORPORATE RESPONSIBILITY REVIEW CONTINUED

INFORMED
DECISIONS

BENEFIT
EVERYONE

MANAGING OUR RESPONSIBILITIES
In 2003, we continued to develop and refine our corporate responsibility programme and to integrate it throughout our business.

MANAGEMENT AND POLICY
Our international business conduct is supported by our Group Code of Business Conduct which sets out the standards we expect from our employees (and others acting on behalf of the Group) on issues such as the prevention of discrimination, bribery and corruption and insider dealing. In 2003, the Code was updated to include guidance on stakeholder dialogue and to ensure consistency with our new Group Human Rights Policy and US Sarbanes-Oxley legislation. It was re-communicated to employees by the Group Chief Executive and business unit compliance is audited annually by Prudential’s internal auditors.

MARKETPLACE/CUSTOMERS
We are pursuing a radical approach to consumer information and marketing through ‘The Plan from the Pru’. The Plan was launched in 2002 to encourage people to take more control of their financial health by providing them with a free, simple, step-by-step guide to finances focusing on key life stages. At the Money Marketing Financial Services Awards in 2003, Prudential UK won four awards for ‘The Plan from the Pru’ campaign.

M&G is also concerned with simplifying terminology and has produced a series of ‘spin free guides’ designed to explain financial products in a straightforward manner.

MeetPRU is an opportunity for our customers in the UK to meet Prudential face to face. Members of the UK Executive host regular regional seminars where customers can ask questions and get direct feedback. Senior technical advisers

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are also on hand to answer individual product-related queries. Events have already been held in Belfast, Cardiff, Edinburgh, Newcastle, Norwich and Reading.

Since 2002, Prudential Property Investment Managers Limited (PruPIM) have been involved with Kingston University in a major industry research project to:

•	establish the sustainable characteristics of individual properties;

•	identify how these should be evaluated in investment appraisals;

•	ascertain how to measure the performance of a wide range of properties and portfolios with varying levels of sustainable characteristics.

PruPIM is the leading private sector sponsor in this sustainable property investment project. Through this relationship we are also supporting the Kingston University team and others in bidding for further UK Government funding for socially responsible investment related projects. These include an initiative to educate property investors about environmental issues and an initiative to develop methods of measuring the environmental performance of buildings.

WORKPLACE/EMPLOYEES
Ensuring that our employees enjoy a safe and healthy working environment is of great importance to Prudential. Our key objectives are to maintain a framework which allows us to meet all our legal obligations and to prevent incidents of work-related accidents and ill health. Our safety management system sets out our policies, assigns key responsibilities and performance standards to ensure the health and safety of our people, visitors and contractors.

Jackson National Life (JNL) provides a subsidised child development centre for the young children of JNL employees. The centre provides more than just childcare. JNL places a high priority on education for both its associates and their children at all age levels and the emphasis is on education and structured development programmes. Another unique aspect is that the subsidy available for parents is based on family income, with a greater discount for those on lower income.

Employee education is provided across our Asian markets through PRUuniversity, which is available to all staff and is offered in 12 languages. Programmes are centrally credited and many are endorsed by external learning institutions. The courses cover management and leadership, technical and business skills as well as a comprehensive range of self-improvement material including language courses.

COMMUNITY/SOCIETY
Our ‘Plan for Life Learning' consumer education programme is testing a variety of financial education approaches in partnership with major charities and is also informing good practice and public policy development via research and seminar activity. We have established a three-year partnership programme with Citizens Advice called ‘Financial Skills for Life’. This funds nine bureaux to test new models of delivering face to face financial education, as well as supports and co-ordinates existing work in this area undertaken by 65 other bureaux.

In Poland we have established the Przezornosc Charitable Foundation, in recognition of former Prudential policyholders and their heirs, who lost contact with the Company as a consequence of World War II and have been unable to claim on their life policies. The charities selected to receive funding via the Foundation cover welfare, cultural, historical and educational issues. The Foundation, established in 2003, will run for five years.

ENVIRONMENT/SUSTAINABLE DEVELOPMENT
The Belfry Shopping Centre at Redhill in the UK – part of PruPIM’s property portfolio – in 2003 became one of the first shopping centres in the UK to switch to receiving all its electricity from renewable sources, saving 600 tonnes of CO2 every year. The Belfry was also the first shopping centre in the UK to achieve ISO 14001, the internationally recognised standard for environmental management, in 2000.

In India, one of our most rapidly expanding markets and where we have had a long-standing presence, approximately 60 million children aged 6 to 14 are not in school. We are helping to tackle this issue through our support of the Commonwealth Education Fund (CEF), which acts as a catalyst to emphasise the importance of universal primary education. We are specifically supporting work to build national coalitions on education, deliver training for parents on education spending and increase access for marginalised children who are excluded from school. The CEF operates in 17 Commonwealth countries in Asia and Africa. This programme is managed through Action Aid, Save the Children and Oxfam.

WORKING WITH STAKEHOLDERS
We consult regularly with our key stakeholders – such as our customers, our employees and local communities. We are also involved in a growing number of partnerships with national and international bodies in order to contribute to debate on key policy issues:

•	we are sponsoring a major international research study being undertaken by the Organisation for Economic Co-operation and Development (OECD) to identify levels of financial literacy and education in OECD and selected non-OECD Asian markets and to develop guidelines on effective financial literacy strategies;

•	in the UK we have partnered with the Scottish Council Foundation to identify a way forward for improved financial education in Scotland;

•	during 2003 PruPIM joined the Institutional Investors Group on Climate Change; and

•	we are members of the United Nations Environment Programme.

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BOARD OF DIRECTORS

1.   SIR DAVID CLEMENTI Chairman (Age 55)
Chairman since 1 December 2002. In July 2003 he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales. In February 2003 he joined the Financial Reporting Council. He is also a non-executive director of Rio Tinto plc which he joined in February 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

2.   JONATHAN BLOOMER FCA (Age 49)
Group Chief Executive. Appointed as a director in January 1995 and as Group Chief Executive in March 2000. He was previously Deputy Group Chief Executive and Group Finance Director. He is a non-executive director of Egg plc. He is also Chairman of the Practitioner Panel of the Financial Services Authority and a Board Member of the Association of British Insurers.

3.   PHILIP BROADLEY FCA (Age 43)
Group Finance Director. Appointed in May 2000. Previously he was with the UK firm of Arthur Andersen where he became a partner in 1993. He specialised in providing services to clients in the financial services industry, including regulators and government agencies in the UK and the US.

4.   CLARK MANNING (Age 45)
Executive director. Appointed in January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. He is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

5.   MICHAEL McLINTOCK (Age 42)
Executive director. Appointed in September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc and CoFunds Holdings Limited.

6.   MARK NORBOM (Age 46)
Executive director. Appointed in January 2004. He is also Chief Executive, Prudential Corporation Asia. He was previously President and Chief Executive Officer of General Electric Japan, and a Company Officer of General Electric Company. He has spent the last 10 years with General Electric in Taiwan, Indonesia, Thailand and Japan. Prior to that, his career was with General Electric in various posts in the US.

7.   MARK WOOD (Age 50)
Executive director. Appointed in June 2001. He is also Chief Executive of Prudential Assurance, UK and Europe. In May 2002 he became a member of the Life Insurance Committee of the Association of British Insurers. He was previously Chief Executive of Axa UK plc (formerly Sun Life & Provincial Holdings plc) and Axa Equity and Law plc, and Managing Director of AA Insurance.

8.   BART BECHT (Age 47)
Independent non-executive director. Appointed in May 2002. He is Chief Executive of Reckitt Benckiser plc. He joined Benckiser N.V. in 1988 and was appointed Chief Executive in 1995. Benckiser N.V. and Reckitt & Colman plc merged in December 1999. Previously he served in various functions in Procter & Gamble.

9.   BRIDGET MACASKILL (Age 55)
Independent non-executive director. Appointed in September 2003. She rejoined the Board of Prudential plc having previously resigned due to a potential conflict of interest in March 2001. She is a non-executive director of J Sainsbury plc. She was previously Chairman and Chief Executive Officer of OppenheimerFunds Inc, a major New York based investment management company.

10.   ROBERTO MENDOZA (Age 58)
Independent non-executive director and Chairman of the Remuneration Committee. Appointed in May 2000. He is the non-executive Chairman of Egg plc. He is also a non-executive director of Reuters Group PLC and The BOC Group plc. He is a founder member of Integrated Finance Limited and a member of the World Bank-IFC Bank Advisory Group. He was previously Vice Chairman and director of JP Morgan & Co, Inc., and a managing director of Goldman Sachs.

11.   KATHLEEN O'DONOVAN (Age 46)
Independent non-executive director. Appointed in May 2003. She is a non-executive director of EMI Group plc and Great Portland Estates PLC. She is also a non-executive director of the Court of the Bank of England. She was previously Finance Director at BTR and Invensys. Prior to that she was a partner at Ernst & Young.

12.   ROB ROWLEY (Age 54)
Senior independent non-executive director and Chairman of the Audit Committee. Appointed in July 1999. He is executive Deputy Chairman of Cable & Wireless Public Limited Company, and a non-executive director of Taylor Nelson Sofres plc. He retired as a director of Reuters Group PLC in December 2001, where he was Finance Director from 1990 to 2000.

13.   SANDY STEWART (Age 70)
Independent non-executive director. Appointed in October 1997. He is Chairman of Murray Extra Return Investment Trust plc. He is also Chairman of the Scottish Amicable (supervisory) Board, which is a special committee of the Board of The Prudential Assurance Company Limited. He was previously a practising solicitor and Chairman of Scottish Amicable Life Assurance Society.

Ages as at 19 March 2004.

20	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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SUMMARY CORPORATE GOVERNANCE REPORT

The directors are committed to high standards of corporate governance and support the Combined Code on Corporate Governance issued in 1998 and appended to the Listing Rules of the Financial Services Authority (the Code). The Company has complied throughout the financial year ended 31 December 2003 with all the Code provisions set out in Section 1 of the Code save for the appointment of a senior independent director for the whole of the year under review. As set out below, an appointment to this role was made on 4 December 2003. The 2003 Annual Report contains our full corporate governance statement.

THE BOARD
As at 31 December 2003, the Board comprised the Chairman, five executive directors and seven independent non-executive directors. Following recent changes, there are currently six executive directors and six non-executive directors. These non-executive directors bring a wide range of business, financial and global experience to the Board. Biographical details of the current Board members appear on page 20. The roles of Chairman and Group Chief Executive are separate and clearly defined, so that no individual has unfettered powers of decision. The Chairman is responsible for the leadership and governance of the Board as a whole and the Group Chief Executive for the management of the Group, the implementation of Board strategy and policy on the Board’s behalf. In discharging his responsibility, the Group Chief Executive is advised and assisted by the Group Executive Committee, comprising all the business unit heads and a Group head office team of functional specialists. On 4 December 2003 Rob Rowley was appointed as the Company’s Senior Independent Director.

During 2003 the Board met 10 times and held a separate strategy day. In addition there were a further 12 Board Committee meetings. The Board’s terms of reference set out those matters specifically reserved to it for decision, in order to ensure that it exercises control over the Group’s affairs.

A corporate governance framework has been approved by the Board which maps out the internal approvals processes and those matters which are delegated to business units.

Non-executive directors are appointed initially for a three-year term. The appointment is then reviewed towards the end of this period.

BOARD COMMITTEES
The Board has established the following standing committees:

Audit Committee
Rob Rowley (Chairman)
Bart Becht (until 8 May 2003)
Ann Burdus (until 31 December 2003)
Kathleen O’Donovan (from 8 May 2003)
Sandy Stewart

The Audit Committee normally meets six times a year and assists the Board in meeting its responsibilities under the Code for an effective system of financial reporting, internal control and risk management. It provides a direct channel of communication between the external and internal auditors and the Board, and assists the Board in assessing that the external audit is conducted in a thorough, objective and cost-effective manner. It also reviews the Internal Audit annual work plan.

The terms of reference of the Audit Committee include reviewing with the management of the Company and the external auditors the performance of the external auditors and the extent of non-audit services; and the value for money obtained from auditors’ fees for both statutory audit work and non-audit work. The terms of reference were amended in February 2003 to ensure they comply with the provisions of the US Sarbanes-Oxley Act of 2002, which affect UK companies with a dual listing in the US, and the proposed guidance in Sir Robert Smith’s report ‘Audit Committees – Combined Code Guidance’, published in January 2003 and incorporated into the revised Combined Code issued in July 2003.

Remuneration Committee
Roberto Mendoza (Chairman)
Sir David Barnes (until 8 May 2003)
Bart Becht
Ann Burdus (until 31 December 2003)
Bridget Macaskill (from 1 September 2003)
Kathleen O’Donovan (from 8 May 2003)
Rob Rowley
Sandy Stewart

The Remuneration Committee normally has scheduled meetings at least twice a year and a number of ad hoc meetings, as required, to review remuneration policy and determine the remuneration packages of the Chairman and executive directors. In framing its remuneration policy, the Committee has given full consideration to the provisions of Section 1B of and Schedules A and B to the Code. The Summary Remuneration Report prepared by the Board is set out on pages 22 and 23. In preparing the Report, the Board has followed the provisions of Schedule B to the Code and The Directors’ Remuneration Report Regulations 2002.

Nomination Committee
Sir David Clementi (Chairman)
Sir David Barnes (until 8 May 2003)
Jonathan Bloomer (from 6 November 2003)
Ann Burdus (until 31 December 2003)
Bridget Macaskill (from 18 March 2004)
Rob Rowley
Sandy Stewart

The Nomination Committee, which is comprised of a majority of independent non-executive directors, meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. In doing so, it evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria, and the requirements of the Company’s business. In appropriate cases, search consultants are used to identify suitable candidates.

Board Committees – Terms of Reference
The full terms of reference of the Audit, Remuneration and Nomination Committees are available on the Company’s website at www.prudential.co.uk under the section headed ‘About Prudential’.

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	21

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SUMMARY REMUNERATION REPORT
FOR YEAR ENDED 31 DECEMBER 2003

This report summarises information about the remuneration of the Company’s directors. The full Directors’ Remuneration Report contains further explanations about our policies and arrangements and is available in our Annual Report and on our website. It has been approved by the Board and complies with The Directors’ Remuneration Report Regulations 2002.

THE REMUNERATION COMMITTEE
The terms of reference of the Remuneration Committee are available on the Company’s website. A copy can also be obtained by contacting the Secretary to the Remuneration Committee, Group Secretarial Department. Members of the Remuneration Committee during 2003 are listed in the Summary Corporate Governance Report.

REMUNERATION POLICY
The aim of the Company’s remuneration policy is to be able to recruit and retain the highest calibre executives. To achieve this objective, Prudential must continue to use remuneration practices relevant to the different markets in which the Company does business around the world. The Remuneration Committee considers remuneration within the context of the UK’s regulatory framework and shareholder views, and is guided by UK corporate governance standards.

Remuneration policy for executive directors
The Remuneration Committee recognises that a successful remuneration policy needs to be sufficiently flexible to take account of changes in the Company’s business environment. The Committee will keep the policy under review, consulting with major shareholders over any proposed changes. Any changes to the policy will be described in future Remuneration Reports.

Key principles of the remuneration policy
The principles developed by the Remuneration Committee reflect the relative importance of those elements that are performance-related and those which are fixed and are as follows:

•	a high proportion of total remuneration will be delivered through performance-related reward;

•	a significant element of performance-related reward will be provided in the form of shares;

•	the total remuneration package for each director will be set against the relevant employment market;

•	performance measures will include both absolute financial measures and comparative measures as appropriate to provide a clear alignment between the creation of shareholder value and reward;

•	performance will be rewarded at both a regional and Group level.

Elements of the remuneration package
Executive directors are provided with basic salary, annual bonuses and long-term incentive arrangements that are tailored to their respective roles and employment markets. These elements are normally reviewed each year. Salary reviews take account of business results, individual accountabilities and performance, as well as market conditions. Annual bonus arrangements depend on Company and individual performance, while the long-term arrangements depend on Group and, where relevant, business unit performance, with a portion being share-based. All current executive directors have contracts that require the Company to provide one-year’s notice. Non-executive directors do not have service contracts; they receive fees, are not eligible for any incentive plans and are not members of any company pension scheme.

Directors’ Remuneration for 2003				Total	Total
	Salary/Fees	Bonus	Benefits	2003	2002
	£000	£000	£000	£000	£000

Chairman
Sir David Clementi (appointed 1 December 2002)	420	–	24	444	37
Executive directors*
Jonathan Bloomer, Group Chief Executive	760	306	43	1,109	1,012
Philip Broadley, Group Finance Director	455	255	40	750	619
Clark Manning, Chief Executive JNL	489	815	22	1,326	936
Michael McLintock, Chief Executive M&G	310	1,174	44	1,528	1,329
Mark Tucker**, Chief Executive Asia (resigned 30 June 2003)	235	169	50	454	913
Mark Wood, Chief Executive UK & Europe	470	216	41	727	654
Non-executive directors
Sir David Barnes (resigned 8 May 2003)	16	–	–	16	42
Bart Becht (appointed 9 May 2002)	50	–	–	50	32
Ann Burdus (resigned 31 December 2003)	53	–	–	53	45
Sir Roger Hurn (resigned 30 November 2002)	–	–	–	–	292
Roberto Mendoza***	131	–	–	131	118
Bridget Macaskill (appointed 1 September 2003)	17	–	–	17	–
Kathleen O’Donovan (appointed 8 May 2003)	35	–	–	35	–
Rob Rowley	80	–	–	80	49
Sandy Stewart	83	–	–	83	75

Total	3,604	2,935	264	6,803	6,153

*Mark Norbom’s salary on joining the Board on 1 January 2004 was £475,000 per annum.
**Mark Tucker’s annual bonus was pro-rated for his service to 30 June 2003.
***Roberto Mendoza’s fees include fees from Egg plc.

22	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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Annual incentive plans
Annual incentive payouts for all executive directors are dependent on performance measured against stretching quantitative financial targets and business objectives in our business plans and also take into account personal performance. Payouts are not pensionable.

The levels of award as a percentage of salary are as follows:

	Target %	Maximum %

Jonathan Bloomer	50	110*

Philip Broadley	50	110*

Clark Manning**	100	120

Michael McLintock	300	500*

Mark Norbom	50	110*

Mark Wood	50	110*

*The portion of the award for performance above target is made in the form of Prudential shares deferred for three years. Deferred share award values are included in the figures in the Directors’ Remuneration table.
**Clark Manning also receives a percentage share of a JNL bonus pool geared to the profits of Jackson National Life.

Long-term incentive plans
All our long-term incentive plans for executive directors have three-year performance periods and are designed to drive both the underlying financial performance of the business and relative Total Shareholder Return (TSR).

Restricted Share Plan
The awards made to executive directors under the Restricted Share Plan (RSP) reflect their Group responsibilities. The RSP rewards the achievement of TSR relative to other companies in the FTSE 100 at the beginning of each performance period. RSP awards made before 2004 vested for performance above 60th percentile, but for 2004 RSP awards will only vest for performance above median. For any awards to vest, the Remuneration Committee must also be satisfied with the Company’s underlying financial performance over the performance period. The maximum RSP award levels are:

Maximum RSP award
as % of salary

Jonathan Bloomer	200

Philip Broadley	160

Clark Manning	160

Michael McLintock	80

Mark Norbom	160

Mark Wood	160

Regional and sector focus
Awards are also made under the three-year individual business specific long-term incentive plans described below.

Clark Manning
Clark Manning participates in a cash-based long-term plan that rewards the growth in appraisal value of Jackson National Life. All awards are adjusted by a factor reflecting the Prudential plc share price change over the performance period. For 2003 the on-target payout that may be made is US$1,728,480, adjusted by the factor, with a maximum at 150 per cent of the on-target payout.

Michael McLintock
Michael McLintock participates in the M&G Chief Executive Long Term Incentive Plan that provides a cash reward through three-year phantom M&G share awards and phantom M&G share options based on the profits of M&G and M&G fund performance. For 2003 the face value of the phantom share award is £225,000 and the phantom option award has a face value of £367,800.

Mark Norbom
Mark Norbom participates in the 2004 Asian Long-term Incentive Plan which is a cash-based plan that rewards the growth in value of our major Asian operations with a maximum award of 150 per cent of salary.

Mark Wood
Mark Wood participates in a cash-based long-term plan that rewards the growth in appraisal value of UK and Europe with a maximum award of 100 per cent of salary.

Additional Information
The aggregate of the amount of cash paid to or receivable by directors from long-term incentive schemes in 2003 was £912,000. No shares were received or receivable by directors under the Restricted Share Plan in 2003.

The total gain made by directors in 2003 on the exercise of share options from the Company’s SAYE scheme was £2,863. There were no gains from prior releases under the Restricted Share Plan or from an option plan under which awards are no longer made.

It is the Company’s policy to offer executive directors the facility to save for retirement through efficient pension vehicles. During the year four executive directors were members of defined benefit schemes, four had contributions paid to company-sponsored money purchase schemes and two received salary supplements.

The aggregate value of company contributions paid, or treated as paid, to a pension scheme or paid to a director in order that they may make provision for retirement was £905,000 of which £320,000 related to money purchase schemes.

Performance Graph
The line graph below represents the comparative Total Shareholder Return (TSR) of the Company during the five years from 1 January 1999 to 31 December 2003. In producing this graph it has been assumed that all dividends paid have been reinvested.

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	23

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SUMMARY DIRECTORS’ REPORT

The Summary Directors’ Report of Prudential plc for the year ended 31 December 2003 comprises this page and the sections of the Annual Review and Summary Financial Statement referred to in this page.

PRINCIPAL ACTIVITY AND BUSINESS REVIEW
Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in Europe, the US and Asia. The Group’s business and likely future developments are reviewed in the Chairman’s Statement on pages 2 and 3, the Group Chief Executive’s Review on pages 4 and 5, the Business Review on pages 8 to 11 and the Financial Review on pages 12 to 15, which contain details of the development of the business of the Group during the financial year and of the Group’s position at the end of it.

DIVIDENDS
The directors have declared a final dividend for 2003 of 10.7 pence per share payable on 26 May 2004 to shareholders on the register of members at the close of business on 19 March 2004. The total dividend for the year, including the interim dividend of 5.3 pence per share paid in 2003, amounts to 16.0 pence per share compared with 26.0 pence per share for 2002. The total cost of dividends for 2003 was £320 million.

DIRECTORS
A list of the present directors appears on page 20. Kathleen O’Donovan, Bridget Macaskill and Mark Norbom were appointed as directors on 8 May 2003, 1 September 2003 and 1 January 2004 respectively. In accordance with the Articles of Association, Kathleen O'Donovan, Bridget Macaskill and Mark Norbom will retire and offer themselves for election at the Annual General Meeting on 6 May 2004. Sir David Barnes resigned as a director on 8 May 2003, Mark Tucker resigned as a director on 30 June 2003 and Ann Burdus resigned as a director on 31 December 2003. Jonathan Bloomer, Philip Broadley and Rob Rowley will retire by rotation at the Annual General Meeting and offer themselves for re-election. Sandy Stewart, having completed two three-year terms as a director, will retire from the Board at the conclusion of this year’s Annual General Meeting.

SUMMARY FINANCIAL STATEMENT

This Summary Financial Statement is only a summary of the information contained in the Group’s Annual Report and does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group and of its policies and arrangements concerning directors’ remuneration as is provided by the Group’s Annual Report. Any shareholder requiring more detailed information has the right to obtain, free of charge, a copy of the Group’s Annual Report by contacting Lloyds TSB Registrars, or via the Company’s website at www.prudential.co.uk Any shareholder wishing to receive a copy of the Group’s Annual Report in place of a Summary Financial Statement for all future years may do so by contacting Lloyds TSB Registrars in writing at the address found on the Shareholder Information page.

The Summary Financial Statement on pages 28 to 31 and the summary achieved profits basis supplementary information on pages 26 and 27 were approved by the Board of directors on 19 March 2004 and signed on its behalf by Sir David Clementi, Jonathan Bloomer and Philip Broadley.

AUDITORS’ REPORT ON THE GROUP’S ANNUAL REPORT
The auditors’ report on the Group’s Annual Report for the year ended 31 December 2003 was unqualified and did not include a statement under Section 237(2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

24	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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INDEPENDENT AUDITORS’ STATEMENTS

STATEMENT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF PRUDENTIAL PLC PURSUANT TO SECTION 251 OF THE COMPANIES ACT 1985
We have examined the Summary Financial Statement set out on pages 28 to 31. This statement is made solely to the Company's members, as a body, in accordance with Section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members, as a body, for our work, for this statement, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the Annual Review and Summary Financial Statement (Summarised Annual Report) in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement set out on pages 28 to 31 of the Summarised Annual Report with the full annual accounts, Directors' Report and Directors' Remuneration Report and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

BASIS OF OPINION
We conducted our work having regard to Bulletin 1999/6 'The auditor's statement on the Summary Financial Statement' issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full accounts describes the basis of our audit opinion on those accounts.

OPINION
In our opinion the Summary Financial Statement set out on pages 28 to 31 is consistent with the full annual accounts, Directors' Report and Directors' Remuneration Report of Prudential plc for the year ended 31 December 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
London
19 March 2004

STATEMENT OF THE INDEPENDENT AUDITORS TO PRUDENTIAL PLC
We have examined the summary achieved profits basis supplementary information set out on pages 26 and 27. This statement is made solely to the Company in accordance with our terms of engagement. Our work has been undertaken so that we might state to the Company those matters we have been engaged to state in this statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our work, for this statement, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the summary achieved profits basis supplementary information within the Summarised Annual Report as if in accordance with applicable United Kingdom law. Our responsibility is to report to the Company our opinion on the consistency of that summary achieved profits basis supplementary information with the full achieved profits basis supplementary information set out in the Group’s Annual Report and prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled ‘Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method)’ and on its compliance with Section 251 of the Companies Act 1985 and the regulations made thereunder, as if those requirements were to apply.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary achieved profits basis supplementary information.

BASIS OF OPINION
We conducted our work having regard to Bulletin 1999/6 ‘The auditor’s statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the full achieved profits basis supplementary information in the Group’s Annual Report describes the basis of our audit opinion on that supplementary information.

OPINION
In our opinion the summary achieved profits basis supplementary information set out on pages 26 and 27 is consistent with the full achieved profits basis supplementary information in the Group’s Annual Report for the year ended 31 December 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder, as if those requirements were to apply.

KPMG Audit Plc
Chartered Accountants
London
19 March 2004

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	25

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ACHIEVED PROFITS BASIS – SUMMARY RESULTS AND BALANCE SHEET
YEAR ENDED 31 DECEMBER 2003

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT	2003		2002
	£m		£m

Operating profit before tax before amortisation of goodwill and exceptional items†	794		1,133
Amortisation of goodwill	(98)		(98)
Short-term fluctuations in investment returns	682		(1,406)
Effect of changes in economic assumptions	(540)		(467)
Profit on sale of UK general business operations	–		355

Profit (loss) on ordinary activities before tax (including actual investment returns)	838		(483)
Tax	(355)		329

Profit (loss) for the financial year before minority interests	483		(154)
Minority interests	2		9

Profit (loss) for the financial year after minority interests	485		(145)
Dividends	(320)		(519)

Retained profit (loss) for the financial year	165		(664)

Earnings per share based on operating profit†	26.4	p	42.8	p
Earnings per share based on profit (loss) for the year	24.3	p	(7.3	)p
Dividend per share	16.0	p	26.0	p

MOVEMENT IN CONSOLIDATED SHAREHOLDERS’ CAPITAL AND RESERVES	2003	2002
	£m	£m

Profit (loss) for the financial year after minority interests	485	(145)
Exchange movements, net of related tax	(348)	(330)
New share capital subscribed	30	40
Dividends	(320)	(519)

Net decrease in shareholders’ capital and reserves	(153)	(954)
Shareholders’ capital and reserves at beginning of year	7,196	8,150

Shareholders’ capital and reserves at end of year	7,043	7,196

SUMMARY CONSOLIDATED BALANCE SHEET	31 Dec 2003	31 Dec 2002
	£m	£m

Total assets less liabilities, excluding insurance funds*	136,373	126,280
Less insurance funds
Technical provisions, net of reinsurers’ share*	120,449	115,004
Fund for future appropriations	12,646	7,663
Less shareholders’ accrued interest in the long-term business*	(3,765)	(3,583)

	129,330	119,084

Total net assets	7,043	7,196

Share capital	100	100
Share premium	553	550
Statutory basis retained profit*	2,625	2,963
Additional achieved profits basis retained profit*	3,765	3,583

Shareholders’ capital and reserves	7,043	7,196

†Operating profit and related earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and related earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this Summary Financial Statement.
*The 2002 figures for these lines have been restated (see note on page 30). However, neither profit nor total net assets on the achieved profits basis has changed.

26	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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ACHIEVED PROFITS BASIS – OPERATING PROFIT BEFORE AMORTISATION OF GOODWILL AND EXCEPTIONAL ITEMS
YEAR ENDED 31 DECEMBER 2003
RESULTS ANALYSIS BY BUSINESS AREA	2003	2002
	£m	£m

UK and Europe Operations
New business	166	233
Business in-force	193	283

Long-term business	359	516
M&G	83	71
Egg	(34)	(20)

Total	408	567

US Operations
New business	148	234
Business in-force	71	17

Long-term business	219	251
Broker-dealer and fund management	(3)	14

Total	216	265

Prudential Asia
New business	291	307
Business in-force	87	209

Long-term business	378	516
Development expenses	(27)	(26)

Total	351	490

Other income and expenditure
Investment return and other income	29	3
Interest payable on core structural borrowings	(143)	(130)
Corporate expenditure:
Group Head Office	(43)	(36)
Asia Regional Head Office	(24)	(26)

Total	(181)	(189)

Operating profit (based on long-term investment returns)
before amortisation of goodwill and exceptional items	794	1,133

Analysed as profits (losses) from:
New business	605	774
Business in-force	351	509

Long-term business	956	1,283
Asia development expenses	(27)	(26)
Other operating results	(135)	(124)

Total	794	1,133

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INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS
YEAR ENDED 31 DECEMBER 2003

	Single		Regular		Annual Equivalents

	2003	2002	2003	2002	2003	2002
INSURANCE PRODUCTS – NEW BUSINESS PREMIUMS	£m	£m	£m	£m	£m	£m

UK and Europe Operations
Direct to customer
Individual annuities	657	683	–	–	66	68
Individual pensions and life	22	74	12	15	14	23
Department of Work and Pensions rebate business	280	215	–	–	28	22

Total	959	972	12	15	108	113

Business to Business
Corporate pensions	488	350	127	114	176	149
Individual annuities	223	212	–	–	22	21

Total	711	562	127	114	198	170

Intermediated distribution
Life	1,065	2,179	22	18	128	236
Individual annuities	828	860	–	–	83	86
Bulk annuities	287	710	–	–	29	71
Individual and corporate pensions	120	162	29	48	41	65
Department of Work and Pensions rebate business	103	90	–	–	10	9

Total	2,403	4,001	51	66	291	467

Partnerships
Life and individual annuities	98	11	–	–	10	1

Europe
Life	87	42	–	25	9	29

Total UK and Europe Insurance Operations	4,258	5,588	190	220	616	780

US Operations
Fixed annuities	1,375	2,708	–	–	138	271
Equity linked indexed annuities	255	254	–	–	25	25
Variable annuities	1,937	1,363	–	–	194	136
Life	–	–	13	22	13	22
Guaranteed Investment Contracts	183	292	–	–	18	29
GIC – Medium Term Notes	303	1,118	–	–	30	112

Total	4,053	5,735	13	22	418	595

Prudential Asia
China	7	5	11	8	12	9
Hong Kong	189	140	83	84	102	98
India (Group's 26% interest)	4	4	16	6	16	6
Indonesia	27	11	31	19	34	20
Japan	9	9	35	39	36	40
Korea	19	–	30	10	32	10
Malaysia	11	15	59	59	60	61
Singapore	181	279	57	46	75	74
Taiwan	28	14	132	145	135	146
Other	7	2	53	49	53	49

Total	482	479	507	465	555	513

Group total	8,793	11,802	710	707	1,589	1,888

Annual Equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums.

INVESTMENT PRODUCTS – FUNDS UNDER MANAGEMENT (FUM)				Market
	FUM	Gross		and other	FUM
	1 Jan 2003	inflows	Redemptions	movements	31 Dec 2003
	£m	£m	£m	£m	£m

UK and Europe Operations	20,284	3,797	(2,444)	2,555	24,192
Prudential Asia	5,232	18,157	(16,635)	(158)	6,596

Group total	25,516	21,954	(19,079)	2,397	30,788

28	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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STATUTORY BASIS – SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT
YEAR ENDED 31 DECEMBER 2003

GROSS PREMIUMS WRITTEN		Restated
	2003	2002
	£m	£m

Long-term business	13,781	16,669
Discontinued general business	–	329

Total	13,781	16,998

PROFIT AND LOSS ACCOUNT			Restated
	2003		2002
	£m		£m

Balance on the general business technical account	0		0
Balance on the long-term business technical account before tax*	492		573

Profit on insurance activities*	492		573

Other activities
Investment income and gains	96		66
Investment return allocated from (to) the technical accounts	70		(207)
Investment expenses and charges	(189)		(191)
UK investment management result	83		71
US broker-dealer and fund management result	(3)		14
Profit on sale of UK general business operations	–		355
Corporate expenditure	(67)		(62)
UK banking business result	(34)		(20)
Amortisation of goodwill	(98)		(98)

Loss on other activities	(142)		(72)

Profit on ordinary activities before tax*	350		501
Tax on profit on ordinary activities*	(144)		(42)

Profit for the financial year before minority interests*	206		459
Minority interests	2		9

Profit for the financial year after minority interests*	208		468

Dividends:
Interim (at 5.3p (8.9p) per share)	(106)		(178)
Final (at 10.7p (17.1p) per share)	(214)		(341)

Total dividends	(320)		(519)

Retained loss for the financial year*	(112)		(51)

Earnings per share based on operating profit*	12.9	p	16.7	p
Earnings per share based on profit for the year*	10.4	p	23.5	p
Dividend per share	16.0	p	26.0	p

MOVEMENT IN SHAREHOLDERS’ CAPITAL AND RESERVES		Restated
	2003	2002
	£m	£m

Profit for the financial year after minority interests*	208	468
Exchange movements, net of related tax	(253)	(252)
New share capital subscribed	30	40
Dividends	(320)	(519)

Net decrease in shareholders’ capital and reserves*	(335)	(263)

Shareholders’ capital and reserves at beginning of year
As originally reported	3,668	3,950
Prior year adjustment for altered accounting policy for certain reinsurance contracts*	(55)	(74)

As restated*	3,613	3,876

Shareholders’ capital and reserves at end of year*	3,278	3,613

*The 2002 figures for these lines have been restated (see note on page 30).

The total emoluments of the directors were £6,803,000 (£6,153,000).

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	29

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STATUTORY BASIS – OPERATING PROFIT BEFORE AMORTISATION OF GOODWILL AND EXCEPTIONAL ITEMS
YEAR ENDED 31 DECEMBER 2003

RESULTS ANALYSIS BY BUSINESS AREA		Restated
	2003	2002
	£m	£m

UK and Europe Insurance Operations*	256	372
M&G	83	71
Egg	(34)	(20)

Total UK and Europe Operations*	305	423
US Operations	162	153
Prudential Asia	98	88
Asia development expenses	(27)	(26)
Other income and expenditure	(181)	(189)

Operating profit before amortisation of goodwill and exceptional items*	357	449

RECONCILIATION OF OPERATING PROFIT BEFORE AMORTISATION OF GOODWILL AND EXCEPTIONAL ITEMS TO PROFIT ON ORDINARY ACTIVITIES		Restated
	2003	2002
	£m	£m

Operating profit before amortisation of goodwill and exceptional items*	357	449
Amortisation of goodwill	(98)	(98)
Short-term fluctuations in investment returns	91	(205)
Profit on sale of UK general business operations	–	355

Profit on ordinary activities before tax*	350	501

*Note: The Group has implemented the revised Statement of Recommended Practice (SORP) for accounting for insurance business that was issued by the Association of British Insurers in November 2003. The only significant effect of the revised SORP on the Group’s financial statements is for altered timing of profit recognition and related assets and liabilities for certain reinsurance contracts. As a result, the UK and Europe Insurance Operations’ operating profit and the profit on ordinary activities before tax for 2002 are both £17m higher than previously published.

ANALYSIS OF BORROWINGS
31 DECEMBER 2003
	2003	2002
	£m	£m

Core structural borrowings of shareholder financed operations	2,567	2,452
Commercial paper and other borrowings that support a short-term fixed income securities
reinvestment programme	1,074	1,241
Non-recourse borrowings of investment subsidiaries managed by PPM America	214	365
Egg debenture loans	451	202
UK Insurance Operations long-term business with-profits fund borrowings	120	100
Other borrowings of shareholder financed operations	19	13

Total borrowings	4,445	4,373

Recorded in the statutory basis summary consolidated balance sheet on page 31 as:
Subordinated liabilities	1,322	748
Debenture loans	1,781	1,562
Other borrowings	1,342	2,063

	4,445	4,373

30	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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STATUTORY BASIS – SUMMARY CONSOLIDATED BALANCE SHEET
31 DECEMBER 2003

		Restated
	2003	2002
ASSETS	£m	£m

Goodwill	1,504	1,604
Investments in respect of non-linked business:
Land and buildings	10,965	10,766
Equities	34,877	30,007
Fixed income securities	64,591	63,200
Deposits with credit institutions	4,088	5,840
Other investments (principally mortgages and loans)	5,719	5,325

	120,240	115,138
Assets held to cover linked liabilities	19,921	15,763
Reinsurers’ share of technical provisions*	924	1,167
Banking business assets	12,629	11,502
Deferred acquisition costs*	2,952	3,222
Other assets*	3,556	3,595

Total assets*	161,726	151,991

		Restated
	2003	2002
LIABILITIES	£m	£m

Capital and reserves:
Share capital	100	100
Share premium	553	550
Statutory basis retained profit*	2,625	2,963

Shareholders’ capital and reserves*	3,278	3,613
Minority interests	107	108
Subordinated liabilities	1,322	748
Fund for future appropriations	12,646	7,663
Technical provisions in respect of non-linked business*	101,178	100,164
Technical provisions for linked liabilities	20,195	16,007
Deferred tax	1,154	696
Debenture loans	1,781	1,562
Other borrowings	1,342	2,063
Banking business liabilities	11,681	10,784
Obligations of Jackson National Life under funding and stocklending arrangements	3,762	5,098
Other liabilities*	3,280	3,485

Total liabilities*	161,726	151,991

* The 2002 figures for these lines have been restated (see note on page 30).

The financial statements on pages 26 to 31 were approved by the Board of directors on 19 March 2004.

SIR DAVID CLEMENTI	JONATHAN BLOOMER
CHAIRMAN	GROUP CHIEF EXECUTIVE

PHILIP BROADLEY
GROUP FINANCE DIRECTOR

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003	31

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BASIS OF FINANCIAL REPORTING

The Group's primary financial statements are prepared using the modified statutory basis (MSB) of reporting. These statements are set out on pages 28 to 31 and are prepared in compliance with Companies Act requirements and the revised Statement of Recommended Practice issued by the Association of British Insurers in November 2003. The MSB method of accounting is based on solvency reporting methods and is not designed to indicate the value of long-term insurance business.

In order to provide value based financial results, Prudential together with other listed UK life insurers, publishes supplementary information on the achieved profits basis. This information is set out on pages 26 and 27.

The achieved profits basis of financial reporting is based on conventional accounting principles and recognises profit as it accrues over the life of an insurance contract. Although total profit from each contract calculated under this method is the same as under the modified statutory basis of reporting used for the main accounts, the timing of profit recognition is advanced.

The achieved profits basis can be illustrated by considering an individual contract. Using prudent best estimate assumptions of the main elements of future income and expenditure – investment return, claims, lapses, surrenders and administration expenses – the total profit expected to be earned from the contract can be estimated at the time of its sale. The total profit expected to be earned is then allocated to individual financial years by application of a discount rate, which allows for both the time value of money and the risk associated with the future shareholder cash flows.

Provided that the actual outcome is in line with the original assumptions, profits will be earned in each accounting period as the discount rate unwinds. The balance of profit not allocated to future years is recognised in the year of sale and is known as the profit from new business. The unwind of the discount rate and variances between actual and assumed experience during the remainder of the contract period produce the profit on business in-force.

The additional profit recognised at an earlier stage under the achieved profits method is retained within the long-term funds and is known as the shareholders' accrued interest in the long-term business.

The achieved profits basis is designed to report profit which reflects business performance during the year under review, particularly new business sales and fluctuations between actual and assumed experience.

The use of the achieved profits basis does not affect either the cash surpluses which are released to shareholders' funds from the long-term funds, which continue to be determined by the directors following statutory actuarial valuations of the funds, or amounts available for dividend payments to shareholders.

The additional profit recognised using the achieved profits basis is represented by the shareholders' accrued interest in the long-term business and, when combined with shareholders' funds reported on the statutory basis, provides an improved measure of total shareholders' funds of the Group.

HOW TO CONTACT US

PRUDENTIAL PLC
Laurence Pountney Hill, London EC4R 0HH
Tel: 020 7220 7588
www.prudential.co.uk

PRUDENTIAL UK & EUROPE INSURANCE OPERATIONS
3 Sheldon Square, London W2 6PR
Tel: 020 7150 2000
Fax: 020 7150 2100
www.pru.co.uk

M&G
Laurence Pountney Hill, London EC4R 0HH
Tel: 020 7626 4588
www.mandg.co.uk

EGG PLC
1 Waterhouse Square, 138-142 Holborn, London EC1N 2NA
Tel: 020 7526 2500
Fax: 020 7526 2665
www.egg.com

JACKSON NATIONAL LIFE
1 Corporate Way, Lansing, Michigan 48951
United States
Tel: 00 1 517 381 5500
www.jnl.com

PRUDENTIAL CORPORATION ASIA
Suites 2910-2914, Two Pacific Place, 88 Queensway
Hong Kong
Tel: 00 852 2918 6300
Fax: 00 852 2525 7522
www.prudential-asia.com

ANALYST ENQUIRIES
Tel: 020 7548 3537
Fax: 020 7548 3699
E-mail: investor.relations@prudential.co.uk

MEDIA ENQUIRIES
Tel: 020 7548 3721

32	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2003

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SHAREHOLDER INFORMATION

ANALYSIS OF REGISTERED SHAREHOLDER ACCOUNTS
31 December 2003

Size of shareholding			Number of shareholder accounts	%	Number of shares	%

Over 10,000,000			35	0.05	871,357,557	43.37
1,000,001	–	10,000,000	237	0.31	667,244,666	33.21
500,001	–	1,000,000	172	0.22	123,590,603	6.15
100,001	–	500,000	641	0.83	143,063,355	7.12
10,001	–	100,000	3,337	4.35	86,835,303	4.32
5,001	–	10,000	4,669	6.08	32,778,840	1.63
1,001	–	5,000	29,525	38.44	66,202,167	3.30
1	–	1,000	38,189	49.72	18,104,339	0.90

Total			76,805	100	2,009,176,830	100

FINANCIAL CALENDAR

Annual General Meeting	6 May 2004

Payment of 2003 final dividend	26 May 2004

Announcement of 2004 interim results	27 July 2004

Ex-dividend date	18 August 2004

Record date	20 August 2004

Payment of 2004 interim dividend	29 October 2004

SHAREHOLDER ENQUIRIES
Lloyds TSB Registrars
The Causeway
Worthing West Sussex BN99 6DA
Tel: 0870 6000190
Fax: 0870 6003980
Textel: 0870 6003950 (for hard of hearing)

SHARE DEALING SERVICES
The Company’s Registrars, Lloyds TSB Registrars, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 242 4244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc ordinary shares. For telephone sales call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

SCRIP DIVIDEND ALTERNATIVE
The Company will again be offering a scrip dividend alternative in respect of the final dividend of 10.7 pence per ordinary share for the year ending 31 December 2003. The number of new shares each shareholder who elects to take scrip will be entitled to receive, is calculated by dividing the total cash dividend due on each holding of shares as at the record date (17 March 2004) by the reference price for each new ordinary share.

The Company has decided to change the basis on which the scrip dividend alternative operates so that shareholders will on this occasion and in future know the exact number of shares that they will receive in lieu of their cash dividend, prior to choosing whether or not to take scrip and completing a form of election. The reference price is calculated as the average of the middle market quotations for the Company's shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 17 March 2004. Further details of the scrip dividend alternative will be mailed to shareholders in early April 2004.

SHAREGIFT
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. The relevant share transfer form may be obtained from Lloyds TSB Registrars. ShareGift is administered by the Orr Mackintosh Foundation, registered charity number 1052686. Further information about ShareGift may be obtained on 020 7337 0501 or from www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is now also possible to obtain income tax relief.

AMERICAN DEPOSITARY RECEIPTS (ADRs)
The Company's ordinary shares are also listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares.

All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, US, or telephone 00 1 781 575 4328.

FORM 20-F
The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the US as such requirements apply to foreign companies and files with the SEC its Form 20-F. Copies of Form 20-F can be found on the Company's website at www.prudential.co.uk or on the SEC's website at www.sec.gov

This statement may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

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PRUDENTIAL PUBLIC LIMITED COMPANY
Incorporated and registered in England and Wales

Registered office:
Laurence Pountney Hill
London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

www.prudential.co.uk